Exhibit 99.13
Report to:

Endako Mines
TECHNICAL REPORT ON THE
ENDAKO MINE
BRITISH COLUMBIA, CANADA
May 29, 2007

Prepared by		Date May 29, 2007

Greg Mosher, P. Geo.

Reviewed by		Date May 29, 2007

Gilles Arseneau, P. Eng.

Authorized by		Date May 29, 2007

Peter Wells, A.Sc.T., B.Comm.
Suite 800, 555 West Hastings Street, Vancouver, British columbia V6B 1M1
Phone: 604-408-3788 Fax: 604-408-3722 E-mail: Vancouver@wardrop.com
0652620102-REP-R0001-05

TABLE OF CONTENTS

1.0	SUMMARY		1

2.0	INTRODUCTION AND TERMS OF REFERENCE		2

	2.1 Introduction		2
	2.2 Terms of Reference		2
		2

3.0	RELIANCE ON OTHER EXPERTS		3

4.0	PROPERTY DESCRIPTION AND LOCATION		4

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		8

6.0	HISTORY		9

7.0	GEOLOGICAL SETTING		10

	7.1 Regional Geology		10
	7.2 Property Geology		10

8.0	DEPOSIT TYPES		12

9.0	MINERALIZATION		13

10.0	EXPLORATION		14

11.0	DRILLING		15

12.0	SAMPLING METHOD AND APPROACH		16

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY		17

	13.1 Sample Preparation		17
	13.2 Analysis		17

14.0	DATA VERIFICATION		19

15.0	ADJACENT PROPERTIES		20

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING		21

17.0	MINERAL RESOURCE ESTIMATE		22
	17.1 Exploratory Data Analysis		22
	17.1.1 Database		22

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	17.1.2 CAPPING	25
	17.1.3 COMPOSITES	25

	17.2 Bulk Density	25
	17.3 Geological Interpretation	25
	17.4 Spatial Analysis (Variography)	26
	17.5 Resource Block Model	26
	17.6 Interpolation Plan	26
	17.7 Mineral Resource Classification	27
	17.8 Mineral Resource Tabulation	27
	17.9 Validation	27

18.0	MINING OPERATIONS	28

19.0	PROCESS METAL RECOVERIES	29

20.0	MARKETS	32

21.0	CONTRACTS	33

22.0	ENVIRONMENTAL CONSIDERATIONS	34

23.0	TAXES	35

24.0	CAPITAL AND OPERATING COST ESTIMATES	36

	24.1 Capital Cost	36
	24.2 Mining Operating Cost	36
	24.3 Milling Operating Cost	38

25.0	ECONOMIC ANALYSIS, PAYBACK, AND MINE LIFE	39

26.0	INTERPRETATION AND CONCLUSIONS	40

27.0	RECOMMENDATIONS	41

28.0	REFERENCES	42

29.0	CERTIFICATE OF QUALIFIED PERSONS	43

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LIST OF TABLES

Table 17.1	Endako Assay Database Descriptive Statistics	23
Table 17.2	Variography Measurements	26
Table 17.3	Block Model Summary	26
Table 17.4	Inverse Distance[2] Resource Estimate Summary	27
Table 24.1	Mining Cost Criteria — Endako Pit	36
Table 24.2	Total Mining Cost by Bench — Endako Pit	37
Table 24.3	Total Mining Cost by Bench — Denak Pit	37
Table 24.4	Milling Costs — Endako Pit	38
Table 24.5	Milling Costs — Denak Pit	38
LIST OF FIGURES

Figure 4.1	Endako Location Map	5
Figure 4.2	Endako Claim Map	6
Figure 4.3	Endako Mine and Processing Facilities	7
Figure 7.1	Endako Mine Site Geology	11
Figure 17.1	Endako Mine Assay Dataset Lognormal Distributions	24
Figure 18.1	Aerial View of Endako Mine Site	28
Figure 19.1	Layout of ENDAKO Plant Site	31

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1.0	SUMMARY

The Endako molybdenum (Mo) mine is located in northwestern British Columbia, about 190 kilometres from Prince George. The deposit was discovered and staked in 1927 and in 1934 a small incline exploration shaft was sunk and with the exception of the period from 1982-1985, has been in continuous production since 1965. The deposit consists of an elongate stockwork of quartz-molybdenite veins contained within the Endako Quartz Monzonite, a phase of the Francois Lake Batholith of Late Jurassic age. The mine currently produces about 28,000 tonnes (t) of ore per day at an average grade of 0.108% Molybdenite (MoS2) and has a current mine life extending to 2011. This report addresses revised resource estimation for the combined Denak and Endako pits taking into account the recent increase in molybdenum prices.

Wardrop estimated the mineral resources for the Endako mine with 3 dimensional block modelling software provided by Gemcom Services Inc. Molybdenum grades were interpolated using both inverse distance squared and kriging interpolation methods. A minimum of three and a maximum of 12 assay values were necessary for a value to be interpolated into a block. Three assays are equivalent to three blastholes or one drillhole. Blocks were interpolated between the excavated surface and a plane at elevation 2002 feet (ft) above sea level. All assay values in both the Endako and Denak data sets lie above the 2002-foot elevation.

Resources were classified as Measured, Indicated and Inferred. Measured resources are located within 44 vertical feet (13.4 metres) (one Endako bench height) of the maximum excavation (topographic) surface. Blocks that contained at least 8 composites within an average distance of less than100 feet were assigned to the Indicated category; all other interpolated blocks within the model were assigned to the Inferred category.

At a 0.02% Mo cutoff, the Endako and Denak deposits have a combined measured resource of about 138,000,000 tonnes at an average grade of 0.05% Mo; a combined indicated resource of about 354,100,000 tonnes at an average grade of 0.04% Mo; and a combined inferred resource of about 76,200,000 tonnes at an average grade of 0.03% Mo. Mineral reserves were not re-estimated as part of this study. Current mineral reserves are discussed in a report prepared by Scott Wilson Roscoe Postle Associates and available for review on SEDAR. Wardrop has not verified the mineral reserves for the Endako mine.

Wardrop recommends that the company evaluate expanding the pit to mine material that would have not been considered ore grade at a lower metal price. The mine should proceed to re-evaluate the mineral reserves definable from the new revised mineral resource estimate presented in this report.

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2.0	INTRODUCTION AND TERMS OF REFERENCE

2.1	Introduction

The Endako molybdenum (Mo) mine is located in northwestern British Columbia, about 190 kilometres from Prince George, and with the exception of the period from 1982-1985, has been in continuous production since 1965. The deposit consists of an elongate stockwork of quartz-molybdenite veins contained within the Endako Quartz Monzonite, a phase of the Francois Lake Batholith of Late Jurassic age. The mine currently produces about 28,000 tonnes (t) of ore per day at an average grade of 0.108% Molybdenite (MoS2). The mine is comprised of two contiguous pits: Endako, currently in production, and Denak which is currently inactive. Because the recent price of molybdenum is significantly higher than historic norms, Endako is considering the possibility of increasing production. Fundamental to such a decision is a current estimate of geological resources and the subsequent estimate of mineral reserve, including consideration of pit optimization. The purpose of this report is to support the public disclosure of a revised mineral resource estimate prepared by Wardrop and in compliance with NI43-101.

2.2	Terms of Reference

Wardrop Engineering Inc. (Wardrop) has been retained by Endako Mines (ENDAKO) to produce a current resource estimate that incorporates all known drilling and evaluates the mineral resources below the current ultimate pit which is based on a US$3.50 Mo price per lb.

2.3	Sources of Information

ENDAKO provided Wardrop with assay files, in comma-delimited, electronic format, for blastholes in the Endako and Denak pits and for exploration drillholes both within and peripheral to the area of the pits.

In addition to the blasthole and drillhole databases, Wardrop was provided with topographic files that represent the maximum excavation surface for both the Endako and Denak pits, and the current surface that contains areas of backfill.

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3.0	RELIANCE ON OTHER EXPERTS

Wardrop has relied upon the staff of ENDAKO for information pertaining to Property description, environmental permits and liabilities.

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4.0	PROPERTY DESCRIPTION AND LOCATION

The Property, as defined by mining leases and claims, is 9,010 hectares in area, and is located about 190 kilometres west of Prince George. UTM coordinates (NAD 83) of the approximate center of the Property are: Zone 10, 5990000 North and 360000 East. The equivalent latitude and longitude are 54º02’ North latitude, 125º07’ West longitude (Figure 4.1).

The Property is comprised of a contiguous group of 25 leases and 67 mineral tenures containing multiple claims, as shown in Figure 4.2. ENDAKO holds a 100% interest in the claims and mineral leases. In addition, surface rights are held to a portion of the mine site area. The mineral leases are subject to annual fees and the mineral claims are subject to exploration expenditure obligations.

The Property contains two mineral zones, Endako and Denak, both of which have been exploited by open pits; the Endako pit is currently active, the Denak pit is dormant. The Property contains processing facilities, waste dumps, and tailings disposal areas, all of which are indicated in Figure 4.3.

The Property is not subject to any royalties or other financial encumbrances.

The mining operation is fully permitted for its present operation. Known or anticipated environmental liabilities are covered by a reclamation bond.

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Figure 4.1 Endako Location Map

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Figure 4.2 Endako Claim Map

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Figure 4.3 Endako Mine and Processing Facilities

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Endako Mine is located on the Nechako Plateau in central British Columbia, in an area of moderately hilly terrain and at an elevation of about 1,000 metres above sea level. The general mine area is forested with some open grassland areas, tree species include a mixture of pine and spruce. The mine is situated about 8 kilometres south of Highway 16 (Yellowhead Highway), 190 kilometres west of Prince George, and 400 kilometres east of Prince Rupert. The mine is connected to the highway by a paved road. Most mine personnel reside in the community of Fraser Lake, about 15 kilometres to the east of the mine. A railway line parallels the Yellowhead Highway (Figure 4.2).

The average summer temperature is 15ºCelsius (C); the average winter temperature is -12ºC. Annual precipitation is about 60 centimetres. The mine operates year-round and is not unduly affected by climate.

The mine possesses sufficient surface rights and water for all aspects of the operation to satisfy the current mine plan. Electrical power is provided by an 8.5 km, 69 kV power line, from the town of Endako. The power line is owned by B.C. Hydro. Fresh water for the operations is pumped from François Lake located nearby.

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6.0	HISTORY

The Endako deposit was discovered and staked in 1927 and in 1934 a small incline exploration shaft was sunk. Sporadic exploration of the Property took place until 1959 at which time the claims were allowed to lapse.

In 1962, the Property was re-staked by Endako Mines Ltd. In August 1962, Placer Development Ltd., a predecessor company to Placer Dome Inc., acquired a 75.6% interest in the Property through a joint venture with Endako Mines Ltd. The deposit was explored and developed for production during the period 1962-1965, and production commenced in June of 1965. Production commenced at a rate of 9,000 tonnes per day and by 1980 had been increased to 28,000 tonnes per day. In 1971, Endako Mines Ltd. merged with Placer Development Ltd.

During the period from 1982 to 1986, the mine was closed because of poor demand for molybdenum, although the mine was able to meet demand from inventory. Production resumed in 1986 at a reduced rate; by 1989, production had returned to 28,000 tonnes per day.

In 1997, Thompson Creek Mining Company (75%) and Nissho Iwai Moly Resources Inc. (25%) acquired the Property from Placer Dome Canada.

In October 2006, Blue Pearl Mining Ltd. acquired Thompson Creek Mining Company and on May 15, 2007, Blue Pearl changed its name to Thompson Creek Metals Company Inc. (Thompson Creek).

Historical mineral reserves or mineral resources are not relevant as the current mineral reserves are discussed in a report prepared by Scott Wilson Roscoe Postle Associates (SWRPA) in July 2006 and the current mineral resources are presented in this report. The SWRPA report was filed on SEDAR and is available for review.

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7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The Endako deposit is situated within the Intermontane Morphogeological/Tectonic Belt of British Columbia and that is comprised of the of the Cache Creek, Nisling, and Stikine allochtonous terranes. The Cache Creek and Nisling terranes were formed in the western Pacific during Permian to Middle Triassic time (280-230 Ma). The Stikine Terrane is a Carboniferous to Early Jurassic (320-190 Ma), island arc that was formed in the east Pacific. During the Early to Middle Jurassic (190-178 Ma), the two terranes joined to form the Intermontane Belt. Arc-related magmatic activity continued into the Tertiary (Macintyre, 2001).

The Endako deposit is hosted by the Endako Quartz Monzonite, a phase of the composite Francois Lake Batholith of Middle to Late Jurassic age. The batholith was emplaced along the northwest-trending boundary between the Cache Creek and Stikine terranes.

7.2	Property Geology

The Endako orebody occurs within the Late Jurassic-age Francois Lake Batholith and consists of an elongate stockwork of quartz-molybdenite veins developed within the Endako (quartz monzonite) Phase of the Batholith, and felsic, pre-ore dikes. The Endako quartz monzonite (149 Ma to 145 Ma), is bounded on the south by Francois Granite and on the north by Casey Alaskite and Glenannan Granite. Post-ore basalt and andesite dikes crosscut the quartz monzonite, pre-ore dikes and mineralized stockwork.

The Endako orebody is comprised of a series of major, en-echelon, east-striking, south-dipping veins that collectively form a zone approximately 350 metres in width by 3,300 metres in a northwesterly direction. The orebody is divided into segments by three northeast-trending dextral faults, and is bounded on the south by the northwest-trending South Basalt Fault, and the east-trending South Boundary Fault (Figure 7.1).

Three main types of alteration have been recognized: k-feldspar alteration as envelopes and massive lenses, quartz-sericite-pyrite alteration envelope, and pervasive kaolinization.

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Figure 7.1 Endako Mine Site Geology

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8.0	DEPOSIT TYPES

The Endako deposits are members of the porphyry molybdenum class, the salient characteristics of which are summarized below: (Sinclair, 1995)

TECTONIC SETTING: Subduction zones related to arc-continent or continent-continent collision.

DEPOSITIONAL ENVIRONMENT/GEOLOGICAL SETTING: High-level to subvolcanic felsic intrusive centres; multiple stages of intrusion are common.

AGE OF MINERALIZATION: Archean to Tertiary; Mesozoic and Tertiary examples are more common.

HOST/ASSOCIATED ROCK TYPES: Genetically related intrusive rocks range from granodiorite to granite and their fine-grained equivalents, with quartz monzonite most common; they are commonly porphyritic.

DEPOSIT FORM: Deposits vary in shape from an inverted cup, to roughly cylindrical, to highly irregular. They are typically hundreds of metres across and range from tens to hundreds of metres in vertical extent.

TEXTURE/STRUCTURE: Ore is predominantly structurally controlled; mainly stockworks of crosscutting fractures and quartz veinlets, also veins, vein sets and breccias.

ORE MINERALOGY: Molybdenite is the principal ore mineral; chalcopyrite, scheelite, and galena are generally subordinate.

GANGUE MINERALOGY: Quartz, pyrite, K-feldspar, biotite, sericite, clays, calcite and anhydrite.

ORE CONTROLS: Quartz veinlet and fracture stockwork zones superimposed on intermediate to felsic intrusive rocks and surrounding country rocks; multiple stages of mineralization commonly present.

GENETIC MODEL: Magmatic-hydrothermal. Large volumes of magmatic, highly saline aqueous fluids under pressure strip Mo and other ore metals from temporally and genetically related magma. Multiple stages of brecciation related to explosive fluid pressure release from the upper parts of small intrusions result in deposition of ore and gangue minerals in crosscutting fractures, veinlets and breccias in the outer carapace of the intrusions and in associated country rocks. Incursion of meteoric water during waning stages of the magmatic-hydrothermal system may result in late alteration of the host rocks, but does not play a significant role in the ore-forming process.

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9.0	MINERALIZATION

Molybdenite, pyrite, and magnetite are the most abundant primary metallic minerals. Minor chalcopyrite and traces of sphalerite, bornite, specularite, and scheelite are also present. Single occurrences of beryl and bismuthinite have been reported. Molybdenite occurs in two types of veins: large veins (up to 1.2 metres wide) contain laminae and fine disseminations of molybdenite; fine fracture-fillings and veinlets of quartz-molybdenite occur as stockworks adjacent to the major veins.

Pyrite is most abundant along the southern margin of the zone of molybdenum mineralization.

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10.0	EXPLORATION

The information in this section has been extracted verbatim from Routledge et al, 2006:

Placer Dome drilled 99 holes from 1989 to 1994. The ENDAKO joint venture has carried out the following exploration since mine acquisition in 1997:
•	1997: an IP survey and modest diamond drilling program were carried out.

•	2001: five holes for 2,535 ft. (772.7 m) drilled; three in the Water Tank area east of the mine and two in the southeast dump area. An intercept of 0.132% MoS2 over 10 ft. (3.05 m) in the Water Tank area was recommended for follow up.

•	2002: 14 holes for 5,166 ft. (1,574.6 m) drilled; seven in the south wall of the Endako pit to test below the pit bottom and improve prospects for a pushback. All core was sent for metallurgical tests. 12,200 ft (3,719 m) of pole-dipole IP (N=1 to 4) was done on three lines spaced at 200 ft. (60 m). Lines located 3,000 ft. (915 m) east of the Endako pit.

•	2004: IP chargeability anomaly tested by three holes, 1,581 ft. (482 m) drilled; anomalous but subeconomic MoS2 was found in two holes. Three holes were drilled in the Denak East pit north wall to fill in the gap in the existing drilling. Grades were near economic.

•	2006: 16,870 ft. (512 m) in 35 NQ surface holes were diamond drilled in January and February 2006. The purpose was to find additional molybdenite resources on the mine Property. Eight holes were collared just west of the north end of the Denak West pit and inclined -60° to 75° to the north. Five holes were drilled north and east of the Denak West pit and seven holes that intersected generally low-grade molybdenite were drilled east of the Endako East pit. A fence of six holes was completed in the Casey Lake area approximately one mile (1.75 km) east of the Endako East pit. Based on the results, a 30 hole, 15,000 ft. diamond drilling program was recommended for 2007 to better define and locate the mineralization near Casey Lake and west of the Denak West pit.

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11.0	DRILLING

The resource estimates contained within this report have been calculated upon the basis of assays obtained from 889 core holes (131,000 metres aggregate length, 38,301 assay values) and 176,684 blasthole assays (153,913 in the Endako pit; 22,771 in the Denak pit).

The earliest core holes for which assays are available were drilled in 1967; the latest core holes were drilled in early 2006. The blasthole data covers the full period of mining activity since 1986.

The majority of core holes were drilled at 100-foot (30-metre) intervals on north —south (007º azimuth) sections that were spaced approximately 200 feet (61 metres) apart. About half these holes were drilled vertically, and most of the inclined holes were drilled to the north-northeast at angles of -45º to -60º.

Production blastholes are drilled vertically at 30-foot (9.1-metre) centers, with one assay for each bench, with the assay elevation taken as the toe of the bench. Within the Endako pit area, bench height is 44 feet (13.4 metres); within the Denak pit, bench height is 33 feet (10.1 metres). As the mineralization generally dips to the south at about -45º, the thickness of mineralized intercepts in vertical drillholes exceeds true thickness; however, because a substantial portion of the deposit has been mined, the geometry of the mineralization is well understood, and the relationship between apparent and true thickness has been accommodated in the geological interpretation.

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12.0	SAMPLING METHOD AND APPROACH

The only period of core drilling for which detailed information is available is the 2006 campaign. That program followed industry standards, and included the collection and documentation of geological, geotechnical (RQD and fracture densities), and core recovery data. Specific gravity tests were also conducted on the core. Core was sampled continuously in 10-foot (3.05-metre) intervals. Specific gravity (SG) tests were performed and were in the order of 2.58 to 2.65 in mineralized Endako Quartz Monzonite. The mine uses bulk densities measured in mixed imperial and metric units (0.073 tonnes/ft3) which equates to 2.58 tonnes/m3.

Drill logs exist for predecessor drill programs, but were not examined. Core from these programs was split and sampled continuously in 10-foot increments. Half the core was retained for archival purposes, but over time has been lost.

Samples of blasthole cuttings were collected at the drill site. The pile of cuttings was divided into quadrants and a sample of each quadrant was collected by tube-sampler. The four samples were then composited to form a sample weighing between 5 and 10 kilograms. This composite was submitted to the mine laboratory for analysis.

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13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

The following section is excerpted from Routledge et al, 2006.

13.1	Sample Preparation

In the mine laboratory bucking room, a blasthole sample is poured into a large pan, its tag removed, and the sample reduced by riffle splitting to 700 g to 1,000 g. The tag is placed with the sample in a small sample pan and placed in the low-grade drying oven for approximately two hours. Wet samples that will not pass through the splitter are handled by splitting the sample bag, retrieving the tag, and taking several cuts for a representative sample. Or, these samples are dumped into a large pan, the tag retrieved and several cuts taken to achieve a representative sample. Very wet samples are dried in large square pans and disaggregated in the jaw crusher before being riffled.

Drill core is crushed in the jaw crusher, riffle split to 700 g to 1,000 g, and placed in a small pan and oven-dried, if necessary.

After drying, the samples in the pans are removed from the oven and placed on the cooling counter in the low grade bucking room.

Small sample bags are numbered with the corresponding number on the sample tag. The tag is slipped into the bag and the bag is placed with the sample.

The samples are cone crushed and riffled again through a smaller riffle to 75 g to 100 g. The samples are pulverized for two and a half minutes using low-grade sample bowls. The sample bowls, rings, and pucks are brushed clean after each sample and are cleaned with dry sand after each sample run.

After being pulverized, the samples are placed in numerical order on a sample tray and delivered to the laboratory for analysis.

13.2	Analysis

Two grams of the sample pulp are placed in a 250 ml beaker. Then 20 ml of potassium chlorate solution is added, the beaker covered, and the mix digested at high heat until orange fumes have dissipated. The beaker is removed from the hotplate; the covers and insides of the beaker are washed, and the beaker is set beside a two-switch plate until dried. It is then removed, and the sides of the beaker

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are washed with water; 20 ml of HCl is added and the vessel placed on a three-switch plate to boil for three to five minutes.

The solution is then filtered through #2 fast fold Whatman papers into 200 ml phosphoric flasks containing 25 ml of AlCl3 in solution and washed three times with hot distilled water. The solution is bulked to neck and brought to room temperature. Water is added, the flask is shaken well and the solution analyzed by atomic absorption spectrophotometry (AAS).

The analytical results are recorded digitally and the report is sent to mine engineering by e-mail.

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14.0	DATA VERIFICATION

All molybdenum analyses have been carried out in the analytical laboratory at the Endako mine site. Blanks and duplicate samples were not submitted with the samples, but the laboratory employed standards in order to assess and maintain analytical accuracy. The mill and its laboratory are registered with ISO 9001.

In addition, ENDAKO has, at least since 2004, participated in an annual analytical round robin that has been conducted by the Highland Valley Mine. In this test, each participant is given three blind standard samples of molybdenum concentrate and the results obtained are compared with those of other participants who used the same analytical method. For the years 2004 and 2006, for which details are available, the results for the mine are within one standard deviation of the sample mean.

Greg Mosher visited the Property between July 4 and July 6, 2006 to examine the site geology, infrastructures, sampling techniques and property access. No samples were collected during the site visit in order to verify the existence of mineralization because the mine has been in operation for over 40 years, and molybdenum is readily observable within the two pits. Additional proof of its existence is considered superfluous.

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15.0	ADJACENT PROPERTIES

There are no adjacent properties the description of which would enhance the understanding of the Endako Property.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

The Endako mine and mill have been in operation since 1965 and metallurgical processes are well established; therefore, a discussion of metallurgical testing is unnecessary.

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17.0	MINERAL RESOURCE ESTIMATE

17.1	Exploratory Data Analysis

17.1.1	Database

Assay files, in comma-delimited, electronic format, were received for blastholes in the Endako and Denak pits. The Endako file contained 173,680 molybdenum assay values as well as corresponding XYZ coordinate data. Each blasthole is assumed to have been 44 feet in length, and each molybdenum value is assumed to represent the average of assays collected over the 44-foot length of the blasthole. The file, as received, contained 19,767 duplicate assays. These were removed from the file before it was imported into the Gemcom database.

The Denak blasthole assay file contained 22,995 molybdenum assay values and XYZ coordinates. Bench height in the Denak pit was 33 feet, so each assay represents the average of values collected over the assumed 33-foot length of each blasthole. These composite values were also assigned the elevation of the crest of the bench from which they were collected. This file contained 224 duplicate values that were removed before importation into Gemcom.

Data was also received for 889 core holes that were drilled in the vicinity of the two pits, including 19 that are located outside the area of the resource estimation. These holes were removed from the database leaving 870 holes with 37,204 corresponding molybdenum assays. There were no duplicate values in this data set. These assays were imported into Gemcom.

Molybdenum grades for all assay values are expressed in percent of MoS[2]; measurements of length, of samples, bench heights, et cetera, are in imperial units of feet. Mass is reported in metric tonnes.

In addition to the blasthole and drillhole databases, Wardrop was provided with a topographic file that represents the maximum excavation surface for both the Endako and Denak pits. This file was imported into Gemcom in dxf format.

Descriptive statistics for the three data sets (Endako, Denak, and Drillholes) are presented in Table 17.1. Corresponding lognormal distribution plots for the Endako and Denak drillhole data are presented in Figure 17.1.

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Table 17.1      Endako Assay Database Descriptive Statistics
ENDAKO ZONE

	X	Y	Z	MoS2
Number	153913	153913	153913	153913
Minimum	24628.000	28308.000	2442.000	0.000
Maximum	31613.000	31713.000	3399.000	2.000

Mean	27716.141	30061.911	2962.844	0.084
Median	27633.000	30087.000	2970.000	0.070
Std Dev	1380.995	656.264	228.380	0.076
Variance	1907146.944	430682.326	52157.391	0.006
Std Error	0.009	0.004	0.001	0.000
Coeff Var	0.050	0.022	0.077	0.913

Log Num	153913	153913	153813	152810
Geom Mean	27682.056	30054.732	2953.975	0.060
Log Min	10.112	10.251	7.801	-4.605
Log S Dev	10.361	10.364	8.131	0.693
Log Mean	10.229	10.311	7.991	-2.806
Log S Dev	0.050	0.022	0.078	0.860
Log Var	0.002	0.000	0.006	0.740

Sichel Stats
Siehel Mean	27682.056	30054.732	2953.975	0.088
Sichel V	0.002	0.000	0.006	0.740
Sichel	1.000	1.000	1.000	1.447

Percentiles
10	25970.000	29168.000	2662.000	0.020
20	26423.000	29468.000	2750.000	0.030
30	26846.000	29701.000	2794.000	0.040
40	27254.000	29907.000	2882.000	0.050
50	27633.000	30087.000	2970.000	0.070
60	28002.000	30253.000	3058.000	0.080
70	28410.000	30436.000	3102.000	0.100
80	28910.000	30654.000	3190.000	0.120
90	29618.000	30930.000	3278.000	0.160
95	30209.000	31125.000	3322.000	0.210
97.5	30711.000	31259.000	3366.000	0.260
99	31087.870	31387.000	3399.000	0.360
DENAK ZONE

	X	Y	Z	MoS2
Number	22771	22771	22771	22771
Minimum	21306.000	31445.000	2805.000	0.000
Maximum	26268.000	35887.000	3201.000	9.990

Mean	23662.380	33251.715	3003.691	0.105
Median	23803.000	32946.000	3036.000	0.060
Std Dev	1186.557	1096.539	71.838	0.164
Variance	1407918.142	1202398.231	5160.674	0.027
Std Error	0.052	0.048	0.003	0.000
Coeff Var	0.050	0.033	0.024	1.563

Log Num	22771	22771	22771	22769
Geom Mean	23632.618	33233.823	3002.825	0.065
Log Min	9.967	10.356	7.939	-4.605
Log Max	10.176	10.488	8.071	2.302
Log Mean	10.070	10.411	8.007	-2.732
Log S Dev	0.050	0.033	0.024	0.917
Log Var	0.003	0.001	0.001	0.841

Sichel Stats
Sichel Mean	23632.618	33233.823	3002.825	0.099
Sichel V	0.003	0.001	0.001	0.841
Sichel	1.000	1.000	1.000	1.523

Percentiles
10	22136.000	32049.000	2904.000	0.020
20	22447.000	32242.000	2937.000	0.030
30	22688.000	32401.000	3003.000	0.040
40	22970.400	32599.000	3003.000	0.050
50	23803.000	32946.000	3036.000	0.060
60	24227.000	33383.000	3036.000	0.080
70	24526.000	33932.000	3036.000	0.100
80	24854.000	34438.800	3036.000	0.130
90	25251.000	34906.900	3069.000	0.220
95	25432.450	35256.450	3069.000	0.330
97.5	25563.000	35403.000	3201.000	0.480
99	25729.580	35487.580	3201.000	0.750
DRILLHOLE ASSAYS

	Northing	Easting	Elevation	MoS2
Number	15879	15979	15879	15879
Minimum	28495.170	20146.000	2205.180	0.000
Maximum	37382.000	28926.660	3408.500	8.000

Mean	33558.094	23174.576	2909.852	0.049
Median	33497.130	22808.000	2927.005	0.025
Std Dev	1663.404	1681.207	178.982	0.133
Variance	2766913.163	2826457.627	32034.626	0.018
Std Error	0.105	0.106	0.011	0.000
Coeff Var	0.050	0.073	0.062	2.711

Log Num	15879	15879	15879	13607
Geom Mean	33516.422	23115.133	2904.243	0.032
Log Min	10.257	9.911	7.699	-6.908
Log Max	10.529	10.273	8.134	2.079
Log Mean	10.420	10.048	7.974	-3.434
Log S Dev	0.050	0.071	0.062	0.969
Log Var	0.003	0.005	0.004	0.939

Sichel Stats
Sichel Mean	33516.422	23115.133	2904.243	0.052
Sichel V	0.003	0.005	0.004	0.939
Sichel	1.000	1.000	1.000	1.599

Percentiles
10	31647.871	21202.000	2667.500	0.000
20	32137.200	21628.000	2757.282	0.010
30	32569.032	22036.000	2821.861	0.012
40	32960.000	22460.500	2876.500	0.020
50	33497.130	22808.000	2927.005	0.025
60	34085.000	23365.000	2975.500	0.033
70	34660.171	24145.794	3023.509	0.044
80	35146.000	24739.420	3041.500	0.062
90	35699.000	25501.000	3124.500	0.102
95	36134.000	25848.000	3189.657	0.160
97.5	36529.200	26832.059	3239.500	0.244
99	36782.683	28172.952	3283.500	0.418

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The datasets have near lognormal distributions (Figure 17.1). The Endako data set has the narrowest range of values (0.0 — 2.0% MoS2); the Denak data set has the greatest range (0.0 to 9.9% MoS2), but both data sets have similar geometric means (0.60 and 0.65% MoS2). The drillhole data set has a range of 0.0 to 8.0% MoS2, but lower arithmetic and geometric means, presumably because a significant number of these holes were drilled outside the confines of both pits, and self-evidently beyond the limits of the main trends of molybdenum mineralization.
Figure 17.1 Endako Mine Assay Dataset Lognormal Distributions

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17.1.2	Capping

The Denak database, as received, contained assays for eight trenches, one of which contained eight percent MoS2, and all the rest of which (68 samples) had values of zero. The credibility of this set of assays is uncertain and they were removed from the database. No other capping of high-grade values was undertaken. The upper portions of cumulative frequency distributions of blasthole and drillhole molybdenum values do not show any significant deterioration which suggests that a single population of values is present. Historically, block grades but not individual assays were capped at 0.20% MoS2.

17.1.3	Composites

The blasthole assays were received as point data; therefore, compositing was neither possible nor necessary. The drillhole assays were composited to 11-foot lengths, the common denominator between the 44-foot bench height in the Endako pit, and the 33-foot height bench height in the Denak pit to produce 37,485 composite values.

17.2	Bulk Density

No bulk density measurements were received as part of the dataset. ENDAKO measures mass in metric tonnes but all linear and volumetric measurements are in feet and cubic feet respectively; therefore, density is expressed in units of tonnes/cubic foot. Tonnage factor, the reciprocal of density, used by ENDAKO is 13.7 cubic feet/tonne, which is a value that has been derived over the mine’s operating life. This converts to a density of 2.58, or 0.073 t/ft3. This tonnage factor was used in the current estimate.

17.3	Geological Interpretation

No geological solid was developed for either the Endako or Denak Zone: although mineralization in the Endako pit area occurs within a relatively discrete zone, vein and fracture orientations within this zone are highly variable and cannot be meaningfully modelled. Mineralization within the Denak pit area is more irregularly distributed than within the Endako zone, and therefore is less amenable to representation by a geological solid.

The approach taken in this estimate was simply to construct block models for the Endako and Denak zones that were sufficiently large to contain all sample points. The blocks within these models were assigned a uniform rock code and grades were interpolated into all blocks that met the criteria of the interpolation process. These are described below.

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17.4	Spatial Analysis (Variography)

Variographic analysis of the spatial correlation of molybdenum assay data was carried out for separate populations of Endako and Denak blasthole assays. Variography of drillhole assays was not performed as the drillhole assays constitute a relatively minor proportion (17%) of the overall dataset. Analysis was done using GeoAccess software and a single-structure spherical model. This program gives the orientation of structures in the XY (strike), YZ (dip), and XZ (plunge) planes. These are un-rotated values and are entered into Gemcom as azimuth-dip-azimuth. Values are tabulated below.
Table 17.2 Variography Measurements

			Azimuth	Dip	Range	Azimuth	Dip	Range	Azimuth	Dip	Range
Zone	C0	C1	X	X	X	Y	Y	Y	Z	Z	Z
Endako	0.44	0.56	120	0	190	210	-55	170	120	0	125
Denak	0.58	0.42	10	0	180	110	-90	160	10	0	140
17.5	Resource Block Model

Six block models were constructed, three each for the Endako and Denak Zones: Kriged, Inverse Distance Squared (ID2), and Nearest Neighbour (ID5). Parameters are tabulated below.
Table 17.3 Block Model Summary
ENDAKO BLOCK MODEL

AXIS	ORIGIN	BLOCK SIZE (m)	COLUMNS	ROWS	LEVELS
X	24000	50	160	70	140
Y	28000	50
Z	3542	11
DENAK BLOCK MODEL

AXIS	ORIGIN	BLOCK SIZE (m)	COLUMNS	ROWS	LEVELS
X	20000	50	140	130	120
Y	31500	50
Z	3542	11
17.6	Interpolation Plan

A minimum of three and a maximum of 12 assay values were necessary for a value to be interpolated into a block. Three assays are equivalent to three blastholes or one drillhole. Blocks were interpolated between the excavated surface and a plane

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at elevation 2002 feet above sea level. All assay values in both the Endako and Denak data sets lie above the 2002-foot elevation.
17.7	Mineral Resource Classification

Resources were classified as Measured, Indicated and Inferred. Measured resources are located within 44 vertical feet (13.4 metres) (one Endako bench height) of the maximum excavation (topographic) surface. Blocks that contained at least 8 composites within an average distance of less than100 feet were assigned to the Indicated category and all other interpolated blocks within the model were assigned to the Inferred category.

17.8	Mineral Resource Tabulation

The ID2 resource estimates for the Superpit (combined Endako + Denak Zones) as well as for the individual Endako and Denak Zones are presented in Table 17.4. While three interpolation methods were used, ID2 is taken as the standard; the other two methods are used as an assessment of reasonableness of the ID2 estimate. Grade thresholds are expressed in percent molybdenum. Mo was calculated from MoS2 according to the relationship: Mo = MoS2 x 0.59948.
Table 17.4 Inverse Distance2 Resource Estimate Summary

Class	Cutoff Mo%	Tonnes	Mo%	Contained Mo lb
Measured	> 0.02	138,000,000	0.050	152,200,000
Indicated	> 0.02	354,100,000	0.040	311,800,000
Measured + Indicated	> 0.02	492,100,000	0.043	463,900,000
Inferred	> 0.02	76,200,000	0.033	56,200,000
Measured	> 0.03	108,000,000	0.057	135,500,000
Indicated	> 0.03	223,200,000	0.049	239,300,000
Measured + Indicated	> 0.03	331,200,000	0.051	374,800,000
Inferred	> 0.03	36,300,000	0.043	34,300,000
Measured	> 0.04	78,200,000	0.065	112,500,000
Indicated	> 0.04	132,800,000	0.058	170,300,000
Measured + Indicated	> 0.04	211,000,000	0.061	282,800,000
Inferred	> 0.04	16,200,000	0.053	19,100,000
17.9	VALIDATION

On a global basis, results for the kriged and ID2 and ID5 interpolations are similar. In the absence of a geological model, a comparison of “goodness of fit” of the block model with the geological model is obviously not possible.

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18.0 MINING OPERATIONS
ENDAKO is a truck shovel open pit operation consists of three adjacent open pits, the Endako, Denak West, and Denak East. The production fleet includes 3 drills, 4 shovels, and 11 haul trucks. The Endako pit is the center of current mining activities. All the ore is currently mined from the Endako pit. Stripping was completed in Denak West. Ore has been mined in both Denak East and West. Denak East is partially infilled by waste rocks.
In total, 277 employees work in mine, mill, and administration. The mining and mill operations work in two 12-hour shifts.
Figure 18.1 shows the aerial view of Endako mines, tailing pond, waste dumps, and access roads.
Figure 18.1 Aerial View of Endako Mine Site

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19.0 PROCESS METAL RECOVERIES
The existing Endako mine plant processes more than 10 million tonnes of ore every year. Ore is either hauled by trucks to an in-pit crusher and then conveyed to the mill or hauled directly to a second crusher on surface close to the mill. Crushed ore is sent to the grinding and flotation circuit. Molybdenum concentrate is roasted before being shipped to the market as the final product.
Based on the mill records, the average yearly recovery for the mill is 78%. The average roasting recovery is 99.7%.
Recovery is calculated using the results of the assays reported from the mine lab. The samples are taken from different points of the mill on a regular basis. The information below explains the methodology for mill metallurgical production calculation. It has been excerpted verbatim from Bob Jedrzejczak, Chief Mining Engineer (2006).
“Mill Mo production is calculated daily using the milled tonnage, the mill feed grade assay, the final mill concentrate assay and the final mill tails assays. Assays are of MoS2 for each stream and production is calculated as MoS2 and then converted to production of Mo. Daily production is accumulated to provide an estimate of monthly production.
The milled tonnage is the total measured by each the five grinding section feed belt weightometers, corrected for moisture content.
The mill feed assay is the weighted average of the feed tonnage and feed assay for each of the five grinding sections.
Mill feed, concentrate, and tails samples for assay are 24-hour composites of grabs taken at four-hour intervals.
At month end, Mo inventory contained in Molybdenite (MoS2) concentrate and in and unpackaged Molybdenum Oxide roaster product is measured. Changes in these inventories from the previous month, combined with Molybdenum Oxide packaging during the month, are used to calculate actual Mo production during the month.
At month end, the month to date cumulative mill feed grade assay, from the daily assays, is adjusted so that the calculated Mo production, based on tonnes milled, feed, concentrate and tails assays, is equivalent to actual production as determined by unpackaged inventory changes and the month’s packaged production.
No adjustments are made to tonnage, concentrate or tail assays.

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Mill assays of MoS2 in feed and tail samples are done by atomic absorption analysis. Mo content of MoS2 and Molybdenum Oxide concentrates is assayed by a lead molybdate precipitation method.”
Figure 19.1 shows the layout of the plant site that was provided by ENDAKO in 2006.

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Figure 19.1 Layout of ENDAKO Plant Site

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20.0 MARKETS
World molybdenum usage in 2005 was about 400 million pounds. That amount was divided into the following product groups:

•	Low alloy steels used in construction	32%
•	Stainless steels	31%
•	Tool steel and high speed tool steel	6%
•	Foundry steel (cast iron)	6%
•	Superalloys	5%
•	Chemicals	14%
Molybdenum is a metallic element and 75% of the amount of consumed is used in the production of alloys. Those alloys include the first four products in the above list. The addition of molybdenum enhances their strength, toughness, wear or corrosion resistance and they are used in major industries including transportation, process equipment manufacturing, oil well drilling, and the manufacturing of petroleum and gas pipelines.

Molybdenum metal and superalloys are used in applications which require materials with high melting points (up to 2,600 degrees centigrade), high-temperature structural strength, and corrosion resistance. Such applications include industrial furnaces, lighting components, aircraft, and stationary turbine engines.

The molybdenum chemicals produced are used as catalysts, lubricants, flame-retardants, corrosion inhibitors, and pigments. One catalyst which is growing in importance is used in the de-sulphurization and de-metallization of crude oils as they are being refined.

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21.0	CONTRACTS
Molybedenum is not a hedged metal and has no terminal exchange markets.

Endako’s production is sold primarily under annual supply contracts with consumers who are steel, molybdenum metal product, and chemical and petroleum catalyst manufacturers.

These annual contracts typically have quantities with fixed purchase volumes, with the sales price established by negotiated terms and conditions, referencing published molybdenum prices in various metal trade publications at or near the date of the molybdenum sale.

Some of the molybdenum is sold on a spot sales basis, based upon negotiated prices. A small amount of sales is also completed on the basis of long-term, multi-year sales contracts.

Endako is a fully integrated producer with the majority of its finished molybdenum produced from material mined, milled, and roasted to saleable molybdenum trioxide on site.

In addition, small quantities of third party concentrates are purchased under negotiated arms-length contracts and purchase agreements.

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22.0	ENVIRONMENTAL CONSIDERATIONS
All necessary operating and reclamation permits are in place and current. In addition, the mine has posted a Closure Bond to cover anticipated decommissioning costs.

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23.0	TAXES
ENDAKO pays PST, GST, municipal, and regional taxes at the corporate level based on Canadian regulations. There are no royalties.

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24.0	CAPITAL AND OPERATING COST ESTIMATES
24.1	Capital Cost

The current mining fleet and supporting systems are adequate to proceed with current mining operation. The mining and mill equipment are aged may need to be replaced if the mining operation is to be significantly extended.
24.2	Mining Operating Cost

Table 24.1 shows the major mining costs for the Endako pit. These numbers are based on current operation and are provided by ENDAKO. Based on the elevation, the ore may be hauled either to the in-pit crusher or to a second crusher outside the pit, close to the mill. Haulage cost varies (and also the total mining cost) based on the distance between the mining face and crusher. The cost of operating the in-pit conveyor is included in the processing costs. The Denak pit processing costs are higher due to higher conveying cost.

Table 24.1 Mining Cost Criteria — Endako Pit

Mining Cost	Cdn$/tonne Mined

General Services	0.140
Electrical Services	0.055
Drilling	0.075
Blasting	0.150
Loading	0.270
Sub-total	0.690
Haulage	Varies
Total Mining Cost	Varies
The total mining costs for the Endako pit, based on rock types and elevation, are shown in Table 24.2. In the Endako pit, the ore mining costs vary between CDN$1.148/t and CDN$1.761/t. The waste mining costs vary between CDN$1.134/t and CDN$2.133/t. Open pit maintenance costs are included in the mining cost.

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     Table 24.2 Total Mining Cost by Bench — Endako Pit

	Ore	Waste
Bench	CDN $/t	CDN $/t
3454	1.511	1.134
3410	1.486	1.159
3366	1.461	1.184
3322	1.436	1.209
3278	1.411	1.234
3234	1.436	1.259
3190	1.461	1.284
3146	1.486	1.309
3102	1.489	1.336
3058	1.490	1.373
3014	1.514	1.419
2970	1.507	1.440
2926	1.430	1.559
2882	1.377	1.613
2838	1.329	1.659

	Ore	Waste
Bench	CDN $/t	CDN $/t
2794	1.242	1.701
2750	1.200	1.755
2706	1.171	1.609
2662	1.162	1.672
2618	1.148	1.745
2574	1.217	1.812
2530	1.267	1.882
2486	1.321	1.949
2442	1.384	2.016
2398	1.446	2.083
2354	1.509	2.093
2310	1.572	2.103
2266	1.635	2.113
2222	1.698	2.123
2178	1.761	2.133
The in-pit crusher eventually will be moved to the Denak pit area. As a result of this crusher relocation, the average haulage distance in the Denak pit is calculated to be shorter than the Endako pit. The Denak pit mining unit costs are lower than the Endako pit. Table 24.3 shows the mining costs for ore and waste by bench in the Denak pit. The ore mining costs vary between CDN$1.075/t and CDN$1.643/t. The waste mining costs vary between CDN$1.325/t and CDN$2.000/t. Open pit maintenance costs are included in the mining cost.
     Table 24.3 Total Mining Cost by Bench — Denak Pit

	Ore	Waste
Bench	CDN $/t	CDN $ /t
3465	1.290	1.325
3432	1.290	1.325
3399	1.290	1.325
3366	1.290	1.325
3333	1.290	1.325
3300	1.290	1.325
3267	1.290	1.325
3234	1.290	1.325
3201	1.290	1.403
3168	1.290	1.416
3135	1.270	1.434
3102	1.251	1.459
3069	1.231	1.490
3036	1.212	1.504
3003	1.192	1.585
2970	1.173	1.621
2937	1.153	1.652
2904	1.134	1.681

	Ore	Waste
Bench	CDN $/t	CDN $/t
2871	1.114	1.717
2838	1.095	1.618
2805	1.075	1.661
2772	1.109	1.711
2739	1.143	1.756
2706	1.177	1.791
2673	1.210	1.814
2640	1.253	1.828
2607	1.296	1.843
2574	1.339	1.862
2541	1.382	1.882
2508	1.425	1.901
2475	1.468	1.921
2442	1.511	1.940
2409	1.544	1.955
2376	1.577	1.970
2343	1.610	1.985
2310	1.643	2.000

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24.3 MILLING OPERATING COST
Table 24.4 and Table 24.5 show the milling, maintenance, and administration costs for the Endako pit and the Denak pit, respectively. These costs are provided by ENDAKO. The costs are based on Canadian dollars per tonne of ore milled. To upgrade the product, the concentrate is roasted in a follow up process. The cost of roasting, transportation, and commissions are all included as selling costs in the optimization model.
     Table 24.4 Milling Costs — Endako Pit
Costs ($CDN)

Milling Cost	$/tonne milled	3.200
Plant Maintenance	$/tonne milled	0.250
Administration	$/tonne milled	1.000
Total On Site Costs	$/tonne milled	4.450
Oxide Production	$/lb Mo	0.490
Transportation	$/lb Mo	0.180
Commissions	$/lb Mo	3% of the price
     Table 24.5 Milling Costs — Denak Pit
Costs ($CDN)

Milling Cost	$/tonne milled	3.334
Plant Maintenance	$/tonne milled	0.250
Administration	$/tonne milled	1.000
Total On Site Costs	$/tonne milled	4.584
Oxide Production	$/lb Mo	0.490
Transportation	$/lb Mo	0.180
Commissions	$/lb Mo	3% of the price

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25.0 ECONOMIC ANALYSIS, PAYBACK, AND MINE LIFE
The purpose of this study was to re-evaluate the mineral resources for the Endako mine. Wardrop did not re-estimate the mineral reserves as part of this study. Current mineral reserves are discussed in a report prepared by Scott Wilson Roscoe Postle Associates and available for review on SEDAR. Wardrop has not verified the mineral reserves for the Endako mine. As such no economic analysis was required. The mine is continuing to operate under the existing mineral reserves and mine plan.
Pay back calculations are not necessary, as no expansions or capital expenditures are proposed as part of this study.
Under the current mine plan, the mine has significant reserve to extend the mine life to 2011 without considering any expansion to include the new resource base. The mine is currently reviewing its long-term mine plan to include the newly defined mineral resources identified in this report.

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26.0 INTERPRETATION AND CONCLUSIONS
At a 0.02% Mo cutoff, the Endako and Denak deposits have a combined measured resource of about 138,000,000 tonnes at an average grade of 0.05% Mo; a combined indicated resource of about 354,200,000 tonnes at an average grade of 0.04% Mo; and a combined inferred resource of about 76,200,000 tonnes at an average grade of 0.03% Mo.
Mineral reserves were not re-estimated as part of this study. Current mineral reserves are discussed in a report prepared by Scott Wilson Roscoe Postle Associates and available for review on SEDAR. Wardrop has not verified the mineral reserves for the Endako mine.

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27.0 RECOMMENDATIONS
Given the recent rise in molybdenum price, the company should evaluate expanding the pit to mine material that would have not been considered ore grade at a lower metal price. The mine should proceed to re-evaluate the mineral reserves definable from the new revised mineral resource estimate presented in this report.

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28.0	REFERENCES
Anderson, R.G., et al. (1997): Appendix to the Nechako Project Newsletter; Volume 3, Number 5.

Macintyre, D. (2001): Open File 2001-3 Geological Compilation Map Babine Porphyry Copper District Central BC, Ministry Energy Mines and Petroleum Resources, British Columbia, Map 1:100,000 with notes.

Bysouth, G.D., and Wong, G. Y. 1995: The Endako Molybdenum Mine, Central Brisith Columbia: an Example in Porphyry Deposits of the Northwestern Cordillera of North America, CIMM Special Volume 46, pp 697-703.

Routledge, R. E., Postle, J.T. (2006): Technical Report on the Endako Mine Located in Northern British Columbia; prepared for Blue Pearl Mining Ltd.

Sinclair, W.D. (1995): Porphyry Mo (Low-F-type) in Selected British Columbia Mineral Deposit Profiles; Lefebure, D.V. and Ray, G.E., Editors, British Columbia Ministry of Energy of Employment and Investment, Open File 1995-20, Volume 1 Metallics and Coal, pages 93-96.

Endako Mines	42	0652620102-REP-R0001-05
Technical Report on the Endako Mine — British Columbia, Canada

29.0	CERTIFICATE OF QUALIFIED PERSONS
I, Gregory Z. Mosher of North Vancouver, British Columbia, do hereby certify that as author of this TECHNICAL REPORT ON THE ENDAKO MINE, BRITISH
COLUMBIA, CANADA dated May 29, 2007, I hereby make the following statements:
•	I am a Senior Geologist with Wardrop Engineering Inc. with a business address at 800 — 555 West Hastings Street, Vancouver, British Columbia.

•	I am a graduate of Dalhousie University (B.Sc. Hons., 1970) and McGill University (M.Sc. Applied, 1973).

•	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License # 19267).

•	I have practiced my profession in mineral exploration continuously since graduation. I have over 30 years of Exploration experience with field locations across North America, South America, China, Greenland, North Africa, and Europe. I have worked on technical and economic evaluation of mining operations and mineral properties, feasibility analyses, ore resource and reserve calculations, data synthesis, and management of geological exploration programs including mapping, geochemical and geophysical surveying and diamond drilling programs.

•	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•	I am responsible for the preparation of this technical report titled “Technical Report on the Endako Mine, British Columbia, Canada”, dated May 29, 2007. In addition, I visited the Property during the period July 4-6, 2006.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I am independent of the Issuer applying the tests set out in Section 1.4 of National Instrument 43-101.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
Signed and dated this May 29, 2007, at Vancouver, British Columbia

“Original Document, Revision 05 signed
and sealed by Greg Z. Mosher, P.Geo.”

Greg Z. Mosher, P.Geo.
Senior Geologist